Exhibit 99.1

SIMPPLE Australia Completes Historic Sale and Deployment of Autonomous Cleaning Robots Across New Zealand’s Retirement Living Sector

Brisbane, AUSTRALIA – August 14, 2025 – SIMPPLE Australia Pty Ltd, a subsidiary of SIMPPLE Ltd. (NASDAQ: SPPL, “SIMPPLE”, “the Company”) and a leading technology provider in the integrated facility management sector, today announced that the Company, in partnership with New Zealand-based Mode Technology, had completed the sale and successful deployment of autonomous cleaning robots nationwide, marking the largest robotic fleet successfully implemented in the retirement living sector in New Zealand.

Deployed across over 80 facilities, these robots utilise advanced sensors and artificial intelligence to navigate complex spaces with precision, setting a new standard for hygiene and efficiency while relieving staff from labour-intensive floor cleaning tasks. The aggregate contract value remains undisclosed due to confidentiality provisions.

“Building on our partnership announcement in November 2024 with Mode Technology, we are incredibly proud to see the successful deployment of our robots across New Zealand,” said SIMPPLE chief executive Norman Schroeder. “This partnership with Mode Technology to deliver intelligent autonomous cleaning robots nationwide creates cleaner and safer environments for residents. This deployment is the largest cleaning robot rollout in New Zealand’s history.”

“We are proud to have secured this contract and managed the full deployment with SIMPPLE,” said Dallas Vincent, Director at Mode Technology. “This rollout clearly demonstrates how cleaning robots are transforming retirement living environments, supporting staff with labour-intensive cleaning, improving hygiene, and enhancing the experience for residents.”

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai/

About Mode Technology

Mode Technology New Zealand is a forward-thinking company with a strong focus on customer driven innovation and quality, creating solutions tailored to the unique needs of New Zealand’s market and beyond. Known for their agile, customer-centric approach, Mode Technology excels in robotic automation and commercial cleaning, all designed to enhance productivity and cost-efficiency. Mode Technology stands out for its commitment to evolving alongside clients’ businesses, across multiple industry sectors including education, healthcare, aviation, commercial and facilities management which has made them a trusted partner for numerous clients in both the public and private sectors.

For more information on Mode Technology, please visit: https://www.modetechnology.co.nz/

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai